

November 29, 2012

<u>Via E-Mail</u>
Robin Raina
Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

> **Re: Ebix, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2011**
> **Filed November 15, 2012**
> **File No. 000-15946**

Dear Mr. Raina:

We have reviewed the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2011 filed November 15, 2012</u>

1. We reissue comment 4 from our letter dated July 31, 2012. Please amend to include the complete text of the relevant item you were revising in Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2011 filed July 6, 2012. In this regard, your audited financial statements should be included in their entirety within Item 8: Financial Statements and Supplementary Data.

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters.  If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457.  If you require further assistance, do not hesitate to contact me at (202) 551-3488.

                         Sincerely,

                         /s/ Stephen Krikorian

                         Stephen Krikorian
                         Accounting Branch Chief

cc:     Via E-mail
         Charles M. Harrell, Esq.
         Carlton Fields, P.A.